Exhibit 99.2

NOTICE OF THE ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

NOTICE OF ANNUAL GENERAL MEETING

to be held on June 10, 2022

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Zhihu Inc. (the “Company”) will be held at 11:00 a.m., Beijing time (or soon after the Class A Meeting and the Class B Meeting, both of which are defined below) on June 10, 2022 at Room Xinzhi, Gate 10, BLK-B, 768 Creative Industry Park, 5A Xueyuan Road, Haidian District, Beijing, China for the purposes of considering and, if thought fit, passing each of the following resolutions (the “Proposed Resolutions”):

1.	as a special resolution, THAT subject to the passing of the Class-based Resolution (as defined below) at each of the class meeting of holders of Class A ordinary shares with a par value of US$0.000125 each (the “Class A Meeting”) and the class meeting of holders of Class B ordinary shares with a par value of US$0.000125 each (the “Class B Meeting”) convened on the same date and at the same place as the AGM, the Company’s Tenth Amended and Restated Memorandum of Association and Articles of Association (the “Existing Articles”) be amended and restated by their deletion in their entirety and by the substitution in their place of the Eleventh Amended and Restated Memorandum of Association and Articles of Association in the form as set out in Part A of Appendix I to the circular of the Company dated May 19, 2022 (the “Circular”), by incorporating the following requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”): Rules 8A.09, 8A.13 to 8A.17, 8A.18(1), 8A.18(2), 8A.19, and 8A.22 to 8A.24 (collectively, the “Class-Based Resolution”) and by incorporating the Non-Class-Based Resolution (as defined below);

NOTICE OF THE ANNUAL GENERAL MEETING

2.	as a special resolution, THAT if the Class-Based Resolution is not passed at either the Class A Meeting or the Class B Meeting, the Existing Articles be amended and restated by their deletion in their entirety and by the substitution in their place of the Eleventh Amended and Restated Memorandum of Association and Articles of Association in the form as set out in Part B of Appendix I to the Circular, by

(a)	incorporating the following requirements under the Hong Kong Listing Rules: (i) paragraphs 4(2)-(3), 14(1)-(5), 15 to 18, 20, and 21 of Appendix 3 to the Listing Rules, and (ii) Rules 8A.26 to 8A.35 and 8A.37 to 8A.41 of the Listing Rules;

(b)	lowering the quorum of general meeting (which is not a class meeting) from one-third of all votes attaching to all shares in issue and entitled to vote at such general meeting in the Company to 10% of all votes attaching to all shares in issue and entitled to vote at such general meeting in the Company (on a one vote per share basis);

(c)	incorporating the requirement that where a general meeting is postponed by the Company’s directors, such meeting shall be postponed to a specific date, time, and place;

(d)	removing the directors’ discretion to, for the purpose of variation of rights attached to any class of shares, treat all the classes or any two or more classes as forming one class if they consider that all such classes would be affected in the same way by the proposals under consideration, as well as the directors’ powers to authorize the division of shares into any number of classes and to determine the relative rights and obligations as between the different classes and to issue such shares with preferred or other rights that may be greater than the rights of the Class A ordinary shares as well as making the directors’ powers to issue preferred shares under the Existing Articles to be subject to the articles of association of the Company, compliance with the Hong Kong Listing Rules and the Code on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission of Hong Kong, as amended, supplemented, or otherwise modified from time to time (the “Takeovers Code”), and the conditions that (i) no new class of shares with voting rights superior to those of Class A ordinary shares will be created and (ii) any variations in the relative rights as between the different classes will not result in creating new class of shares with voting rights superior to those of Class A ordinary shares; and

NOTICE OF THE ANNUAL GENERAL MEETING

(e)	clarifying that (i) the Company, its shareholders, directors, and officers agree to submit to the jurisdiction of the courts of the Cayman Islands and Hong Kong, to the exclusion of other jurisdictions, for any derivative action or proceeding brought on behalf of the Company, any action asserting a claim of breach of a fiduciary duty owed by any Director, officer, or other employee of the Company to the Company or the shareholders, any action asserting a claim arising pursuant to any provision of the Companies Act or the articles of association of the Company, or any action asserting a claim against the Company that if brought in the United States would be a claim arising under the internal affairs doctrine; and (ii) the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) will be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company

(collectively, the “Non-Class-Based Resolution”);

3.	as an ordinary resolution, to receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2021 and the reports of the directors of the Company and auditor thereon;

4.	as an ordinary resolution, to re-elect the following retiring directors of the Company:

(a)    (i)   to re-elect Mr. Dahai Li as an executive director;

(ii)   to re-elect Mr. Dingjia Chen as a non-executive director;

(iii)  to re-elect Mr. Derek Chen as an independent non-executive director; and

(b)	to authorize the board of directors of the Company (the “Board”) to fix the remuneration of directors of the Company;

5.	as an ordinary resolution, THAT:–

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A ordinary shares or securities convertible into Class A ordinary shares, or options, warrants, or similar rights to subscribe for Class A ordinary shares or such convertible securities of the Company (other than issuance of options, warrants, or similar rights to subscribe for additional Class A ordinary shares or securities convertible into Class A ordinary shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A ordinary shares) that would or might require the exercise of such powers;

NOTICE OF THE ANNUAL GENERAL MEETING

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the directors and shall authorize the directors to make or grant offers, agreements, and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A ordinary shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the directors, officers, and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A ordinary shares or rights to acquire Class A ordinary shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2012 Plan and the 2022 Plan of the Company;

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with the articles of association of the Company; and

(v)	a specific authority granted by the shareholders of the Company in general meeting, shall not exceed 20% of the total number of issued shares of the Company as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

NOTICE OF THE ANNUAL GENERAL MEETING

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the articles of association of the Company or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting;

“Rights Issue” means an offer of shares of the Company, or an offer or issue of warrants, options, or other securities giving rights to subscribe for shares of the Company, open for a period fixed by the directors to shareholders of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares of the Company (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company); and

6.	as an ordinary resolution, THAT:–

(a)	a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own shares and/or ADSs on The Stock Exchange of Hong Kong Limited (the “HKEX”) or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the HKEX for this purpose, provided that the total number of shares and/or shares underlying the ADSs of the Company that may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued shares of the Company as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

NOTICE OF THE ANNUAL GENERAL MEETING

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

7.	as an ordinary resolution, THAT conditional upon the passing of resolutions set out in items 5 and 6 of this notice of AGM (the “AGM Notice”), the general mandate referred to in the resolution set out in item 5 of the AGM Notice be and is hereby extended by the addition to the aggregate number of shares that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the directors pursuant to such general mandate of the number of shares and/or share underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution set out in item 6 of the AGM Notice, provided that such amount shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution); and

8.	as an ordinary resolution, to re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2022.

The passing of the above resolutions requires approval by the holders of Class A ordinary shares and Class B ordinary shares of the Company in the following manner:

1.	Class-Based Resolution: approval by a simple majority of the votes cast by the members of the Company of that class who are present and voting in person or by proxy at the Class A Meeting or Class B Meeting and by not less than two-thirds of the votes cast by the members of the Company present and voting in person or by proxy at the AGM;

NOTICE OF THE ANNUAL GENERAL MEETING

2.	Non-Class-Based Resolution: approval by not less than two-thirds of the votes cast by the members of the Company present and voting in person or by proxy at the AGM;

3.	Resolution 3 for approval and adoption of the 2021 annual financial statements: approval by a simple majority of the votes cast by the members of the Company present and voting in person or by proxy at the AGM;

4.	Resolution 4 for re-election of the retiring directors: approval by a simple majority of the votes cast by the members of the Company present and voting in person or by proxy at the AGM;

5.	Resolution 5 for granting of general mandate to issue shares: approval by a simple majority of the votes cast by the members of the Company present and voting in person or by proxy at the AGM;

6.	Resolution 6 for granting of general mandate to repurchase shares and/or ADSs: approval by a simple majority of the votes cast by the members of the Company present and voting in person or by proxy at the AGM;

7.	Resolution 7 for extension of general mandate to issue shares: approval by a simple majority of the votes cast by the members of the Company present and voting in person or by proxy at the AGM; and

8.	Resolution 8 for re-appointment of auditor: approval by a simple majority of the votes cast by the members of the Company present and voting in person or by proxy at the AGM.

The quorum of the AGM shall be one or more members holding in aggregate at least one-third of all votes attaching to all issued shares of the Company, present in person or by proxy and entitled to vote at the AGM.

Upon the passing of the Class-Based Resolution at each of the Class A Meeting and the Class B Meeting and the passing of the Class-Based Resolution and the Non-Class-Based Resolution at the AGM, the Existing Articles shall be amended and restated by their deletion in their entirety and by the substitution in their place of the Eleventh Amended and Restated Memorandum of Association and Articles of Association in the form as set out in Part A of Appendix I to the Circular, which is marked to show the proposed changes that would be made.

Share Record Date and ADS Record Date

The Board has fixed the close of business on May 17, 2022, Hong Kong time, as the record date (the “Share Record Date”) of Class A ordinary shares and Class B ordinary shares. Holders of record of the Company’s shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

NOTICE OF THE ANNUAL GENERAL MEETING

Holders of record of American depositary shares (the “ADSs”) as of the close of business on May 17, 2022, New York time (the “ADS Record Date,” together with the Share Record Date, the “Record Dates”), who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs.

Attending the AGM

Only holders of record of shares as of the Share Record Date are entitled to attend and vote at the AGM. In order to prevent the spread of the COVID-19 pandemic and to safeguard the health and safety of shareholders, the Company may implement certain precautionary measures at the AGM. All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

Proxy Forms and ADS Voting Cards

A holder of shares as of the Share Record Date may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct JPMorgan Chase Bank, N.A., the depositary of the ADSs, as to how to vote the Class A ordinary shares represented by the ADSs. Please refer to the proxy form (for holders of shares) or ADS voting card (for holders of ADSs), both of which are available on our website at ir.zhihu.com.

Holders of record of the Company’s shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 11:00 a.m., Hong Kong time, on June 8, 2022 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the AGM.

By Order of the Board of Directors,
Zhihu Inc.

/s/ Yuan Zhou
Yuan Zhou
Chairman of the Board

NOTICE OF THE ANNUAL GENERAL MEETING

Head Office:	Registered Office:
A5 Xueyuan Road	PO Box 309
Haidian District	Ugland House
Beijing 100083	Grand Cayman KY1-1104
China	Cayman Islands

May 19, 2022

As of the date of this announcement, the board of directors of the Company comprises Mr. Yuan Zhou, Mr. Dahai Li, and Mr. Wei Sun as executive directors, Mr. Zhaohui Li and Mr. Dingjia Chen as non-executive directors, and Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen as independent non-executive directors.

NOTICE OF THE CLASS A MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

NOTICE OF CLASS A MEETING

to be held on June 10, 2022

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that a class meeting of holders of Class A ordinary shares with a par value of US$0.000125 each (the “Class A Meeting”) of Zhihu Inc. (the “Company”) will be held at 10:00 a.m., Beijing time, on June 10, 2022 at Room Xinzhi, Gate 10, BLK-B, 768 Creative Industry Park, 5A Xueyuan Road, Haidian District, Beijing, China for the purposes of considering and, if thought fit, passing the following resolution:

1.	as an ordinary resolution, THAT subject to the passing of the Class-Based Resolution (as defined below) at the class meeting of holders of Class B ordinary shares with a par value of US$0.000125 each and the passing of a special resolution at the annual general meeting of the Company convened on the same date and at the same place as the Class A Meeting, the Company’s Tenth Amended and Restated Memorandum of Association and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Eleventh Amended and Restated Memorandum of Association and Articles of Association in the form as set out in Part A of Appendix I to the circular of the Company dated May 19, 2022, by incorporating the following requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited: Rules 8A.09, 8A.13 to 8A.17, 8A.18(1), 8A.18(2), 8A.19, and 8A.22 to 8A.24 (collectively, the “Class-Based Resolution”).

The passing of the above resolution requires approval by a simple majority of the votes cast by the holders of Class A ordinary shares who are present and voting in person or by proxy at the Class A Meeting. The quorum of the Class A Meeting shall be one or more members holding or representing by proxy at least one-third in nominal or par value amount of the issued Class A ordinary shares of the Company.

NOTICE OF THE CLASS A MEETING

Share Record Date and ADS Record Date

The board of directors of the Company has fixed the close of business on May 17, 2022, Hong Kong time, as the record date (the “Share Record Date”) of Class A ordinary shares with a par value of US$0.000125 each. Holders of record of the Class A ordinary shares (as of the Share Record Date) are entitled to attend and vote at the Class A Meeting and any adjourned meeting thereof.

Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on May 17, 2022, New York time (the “ADS Record Date,” together with the Share Record Date, the “Record Dates”), who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs.

Attending the Class A Meeting

Only holders of record of Class A ordinary shares as of the Share Record Date are entitled to attend and vote at the Class A Meeting. In order to prevent the spread of the COVID-19 pandemic and to safeguard the health and safety of shareholders, the Company may implement certain precautionary measures at the Class A Meeting. All officers and agents of the Company reserve the right to refuse any person entry to the Class A Meeting venue, or to instruct any person to leave the Class A Meeting venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the Class A Meeting.

Proxy Forms and ADS Voting Cards

A holder of Class A ordinary shares as of the Share Record Date may appoint a proxy to exercise his or her rights at the Class A Meeting. A holder of ADSs as of the ADS Record Date will need to instruct JPMorgan Chase Bank, N.A., the depositary of the ADSs, as to how to vote the Class A ordinary shares represented by the ADSs. Please refer to the proxy form (for holders of Class A ordinary shares) or ADS voting card (for holders of ADSs), both of which are available on our website at ir.zhihu.com.

NOTICE OF THE CLASS A MEETING

Holders of record of Class A ordinary shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the Class A Meeting in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Class A ordinary shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on June 8, 2022 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and JPMorgan Chase Bank, N.A must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the Class A Meeting.

By Order of the Board of Directors,
Zhihu Inc.

/s/ Yuan Zhou
Yuan Zhou
Chairman of the Board

Head Office:	Registered Office:
A5 Xueyuan Road	PO Box 309
Haidian District	Ugland House
Beijing 100083	Grand Cayman KY1-1104
China	Cayman Islands

May 19, 2022

As of the date of this announcement, the board of directors of the Company comprises Mr. Yuan Zhou, Mr. Dahai Li, and Mr. Wei Sun as executive directors, Mr. Zhaohui Li and Mr. Dingjia Chen as non-executive directors, and Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen as independent non-executive directors.

NOTICE OF THE CLASS B MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

NOTICE OF CLASS B MEETING

to be held on June 10, 2022

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that a class meeting of holders of Class B ordinary shares with a par value of US$0.000125 each (the “Class B Meeting”) of Zhihu Inc. (the “Company”) will be held at 10:30 a.m., Beijing time (or soon after the class meeting of holders of Class A ordinary shares of the Company convened on the same date and at the same place as the Class B Meeting), on June 10, 2022 at Room Xinzhi, Gate 10, BLK-B, 768 Creative Industry Park, 5A Xueyuan Road, Haidian District, Beijing, China, for the purposes of considering and, if thought fit, passing each of the following resolution:

1.	as an ordinary resolution, THAT subject to the passing of the Class-Based Resolution (as defined below) at the class meeting of holders of Class A ordinary shares with a par value of US$0.000125 each and the passing of a special resolution at the annual general meeting of the Company convened on the same date and at the same place as the Class B Meeting, the Company’s Tenth Amended and Restated Memorandum of Association and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Eleventh Amended and Restated Memorandum of Association and Articles of Association in the form as set out in Part A of Appendix I to the circular of the Company dated May 19, 2022, by incorporating the following requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited: Rules 8A.09, 8A.13 to 8A.17, 8A.18(1), 8A.18(2), 8A.19, and 8A.22 to 8A.24 (collectively, the “Class-Based Resolution”).

The passing of the above resolution requires approval by a simple majority of the votes cast by the holders of Class B ordinary shares who are present and voting in person or by proxy at the Class B Meeting. The quorum of the Class B Meeting shall be one or more members or representing by proxy holding at least one-third in nominal or par value amount of the issued Class B ordinary shares of the Company.

NOTICE OF THE CLASS B MEETING

Share Record Date

The board of directors of the Company has fixed the close of business on May 17, 2022, Hong Kong time, as the record date (the “Share Record Date”) of Class B ordinary shares with a par value of US$0.000125 each. Holders of record of the Class B ordinary shares (as of the Share Record Date) are entitled to attend and vote at the Class B Meeting and any adjourned meeting thereof.

Attending the Class B Meeting

Only holders of record of Class B ordinary shares as of the Share Record Date are entitled to attend and vote at the Class B Meeting. In order to prevent the spread of the COVID-19 pandemic and to safeguard the health and safety of shareholders, the Company may implement certain precautionary measures at the Class B Meeting. All officers and agents of the Company reserve the right to refuse any person entry to the Class B Meeting venue, or to instruct any person to leave the Class B Meeting venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the Class B Meeting.

Proxy Forms

A holder of Class B ordinary shares as of the Share Record Date may appoint a proxy to exercise his or her rights at the Class B Meeting. Please refer to the proxy form (for holders of Class B ordinary shares), which is available on our website at ir.zhihu.com.

Holders of record of Class B ordinary shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the Class B Meeting in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Class B ordinary shares) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:30 a.m., Hong Kong Time, on June 8, 2022 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the Class B Meeting.

By Order of the Board of Directors,
Zhihu Inc.

/s/ Yuan Zhou
Yuan Zhou
Chairman of the Board

NOTICE OF THE CLASS B MEETING

Head Office:	Registered Office:
A5 Xueyuan Road	PO Box 309
Haidian District	Ugland House
Beijing 100083	Grand Cayman KY1-1104
China	Cayman Islands

May 19, 2022

As of the date of this announcement, the board of directors of the Company comprises Mr. Yuan Zhou, Mr. Dahai Li, and Mr. Wei Sun as executive directors, Mr. Zhaohui Li and Mr. Dingjia Chen as non-executive directors, and Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen as independent non-executive directors.